Exhibit (d)(4)

September 24, 2018

STRICTLY CONFIDENTIAL

Mr. Michael A. Morrison

Datawatch Corporation

4 Crosby Drive

Bedford, MA 01730

Dear Mr. Morrison,

In order to induce Altair Engineering Inc. (“Altair”) to devote additional time and resources to its continuing evaluation and, if applicable, pursuit of a Transaction (as defined below), and in consideration therefor, by executing this letter, Datawatch Corporation (“Datawatch” or the “Company”) agrees to the following:

1.

From the date of this letter agreement until the earliest to occur of (a) the execution of a definitive agreement involving a Transaction, (b) the date on which Altair notifies the Company of its determination to terminate negotiations with respect to the Transaction, (c) the date on which Altair proposes to reduce the amount or form of payment of the purchase price from that described in that certain letter, dated September 19, 2018, sent by Altair to the Company, and (d) 11:59 p.m. New York City time on October 24, 2018 (the “Exclusivity Period”), the Company agrees to negotiate exclusively with Altair with respect to a Transaction, and the Company shall not, and it shall cause its controlled affiliates and its and their respective officers, directors, employees, financial advisors, professional consultants and other agents and representatives (collectively, “Representatives”) not to, directly or indirectly:

(i)

initiate, solicit, or encourage or assist any inquiries or the making of any proposal or offer concerning an Alternative Transaction (as defined below), including by way of furnishing or otherwise making available any non-public information or data concerning the Company or its subsidiaries or any assets owned (in whole or part) by the Company or its subsidiaries;

(ii)

engage in, continue or otherwise participate in any discussions, communications or negotiations with any person concerning an Alternative Transaction, other than to notify such person that the Company is contractually bound to forego any such discussions, communications or negotiations;

(iii)	enter into any agreement or agreement in principle (in each case, whether written or oral) with any person concerning an Alternative Transaction;

(iv)	grant any waiver, amendment or release under any standstill or confidentiality agreement concerning an Alternative Transaction; or

(v)	otherwise facilitate any effort or attempt by any person to make a proposal or offer concerning an Alternative Transaction.

Altair will promptly notify the Company in writing of any decision by Altair to terminate negotiations with respect to the Transaction. For the avoidance of doubt, Altair and the Company hereby agree that each has no obligation to continue negotiations with the other with respect to a Transaction following the Exclusivity Period. Unless, as of the date set forth in clause (d) above, Altair has demonstrated a sustained unwillingness to continue negotiating the Transaction, such date shall automatically be extended until 11:59 pm (New York City time) on November 7, 2018.

2.

As used in this letter agreement: (i) the term “person” shall be broadly interpreted to include the media and any corporation, company, group, partnership, joint venture, limited liability company, trust, governmental entity, quasi-governmental entity (including self-regulatory organizations), other entity of any kind or nature, or individual; (ii) the term “affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended; (iii) the term “Transaction” shall mean a transaction with Altair, or an affiliate of Altair, to acquire 100% of the outstanding shares of common stock of the Company; (iv) the term “Alternative Transaction” shall mean, other than any transaction solely with Altair or any controlled affiliate of Altair, any transaction or series of transactions to purchase the Company, any subsidiary of the Company or all or a material portion of their respective assets or securities (whether by way of sale, merger, joint venture or otherwise).

3.

During the Exclusivity Period, the Company shall, and it shall cause its affiliates and its and their Representatives to, immediately cease any discussions, communications or negotiations with, or any solicitation, encouragement or assistance of, any person, in each case that may be ongoing with respect to an Alternative Transaction or that could reasonably be expected to lead to an Alternative Transaction.

4.

The Company confirms that execution of this letter agreement does not contravene any other agreement executed by the Company. If at any time during the Exclusivity Period the Company receives an oral or written inquiry, indication of interest, proposal or offer concerning any Alternative Transaction, the Company shall notify Altair of such receipt and shall notify the person making such inquiry, indication of interest, proposal or offer that the Company is contractually bound to forego any such discussions, communications or negotiations.

5.

This letter agreement does not constitute the basis of any contractual or pre-contractual obligation on the parties hereto to consummate the Transaction or any other transaction. Each party hereto agrees that unless and until a definitive agreement between the parties with respect to the Transaction has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to the consummation of the Transaction or any other transaction by virtue of this letter agreement. This letter agreement may not be assigned by any party hereto by operation of law or otherwise without the express prior written consent of the other party hereto. This letter agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto. This letter agreement may be executed in counterparts and shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule. The parties hereto agree that irreparable damage would occur in the event that any provision of this letter agreement is not performed in accordance with the terms hereof and that the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. The existence and contents of this letter agreement are and shall be kept confidential and shall not be disclosed by either party, directly or indirectly, to any person, except in accordance with that certain mutual non-disclosure agreement, dated as of May 14, 2018, by and between the parties.

Very truly yours,

ALTAIR ENGINEERING INC.

By:	/s/ James R. Scapa
James R. Scapa
Chief Executive Officer

Accepted and agreed to as of the date first above written:

DATAWATCH CORPORATION

By:	/s/ Michael A. Morrison
Michael A. Morrison
Chief Executive Officer